Suite 1120, Cathedral Place,

925 West Georgia Street
Vancouver, British Columbia, Canada  V6C 3L2
Tel:  (604) 687-6600

Toll Free:  1-888-411-GOLD
Fax:  (604) 687-3932

Email:  info@aurizon.com

www.aurizon.com

Toronto Stock Exchange Ticker Symbol - ARZ NYSE Amex Ticker Symbol - AZK U.S. Registration (File 001-31893) News Release Issue No. 29 - 2012

December 12, 2012
FOR IMMEDIATE RELEASE

NEW DISCOVERY AT AURIZON’S HEVA WEST AREA RETURNS 1.7 GRAMS OF GOLD
PER TONNE OVER 96.5 METRES

Aurizon Mines Ltd. (TSX: ARZ; NYSE MKT: AZK) is pleased to announce results from the 2012 exploration program on the Heva and Hosco West Extension areas located 20 kilometres from Rouyn-Noranda, in north-western, Quebec.

“The drilling we have conducted at the Heva and Hosco West Extension areas this year has provided a high level of grade and thickness consistency and significantly improved our geological understanding of the property. We are pleased with the results obtained to date, and whilst we still have work to do in prioritizing the next drilling targets, our intended strategy to identify the extent of non-refractory gold mineralization on the property appears promising.” said George Paspalas, Aurizon’s President and CEO. “The objective in drilling at Heva is to identify sufficient non-refractory ounces to justify a staged development of the overall property with a lower risk and higher return initial project than the June 2012 Hosco Pit feasibility. We have now defined four distinct areas of mineralization within the area we were calling Heva, and have commenced work on a resource update incorporating this year’s drilling results. We are also encouraged by the consistency of high grade refractory results obtained at the Hosco West Extension.”

The objective of this drill program was to increase the inferred mineral resources in the Heva and Hosco West Extension areas near surface, and upgrade the depth potential where higher grades trends were present.

One hundred forty-three (143) holes totalling 53,234 metres have been completed in the 2012 drill program. Assay results for one hundred twenty one (121) holes have been obtained to date and twenty-two (22) holes are pending.

VDN trend

One of the new holes, JA-12-1112, has successfully identified a new discovery in the Heva West area called the VDN trend located north of the Cadillac Fault at the most western area of the Heva mineralized system. Mineralization starts near the bedrock contact, giving a broad mineralized interval of 1.7 grams of gold per tonne over a core length of 96.5 metres from 19.5 metres to 116 meters along the hole. The best results include the following intervals:

•	3.8 grams of gold per tonne over 10.5 metres from 19.5 metres to 30.0 metres
•	2.3 grams of gold per tonne over 25.0 metres from 71.0 metres to 96.0 metres
•	3.7 grams of gold per tonne over 14.5 metres from 101.5 metres to 116.0 metres

Hole JA-12-1112 was collared 125 metres north of the Cadillac Fault following a north-west direction to cross cut perpendicularly a gold bearing vein set which is interpreted having a north-west orientation at surface. Free visible gold is commonly observed in the veins and fractures. The mineralization has been developed in a silicified and biotite rich fine grain sediment which is similar to what has been observed elsewhere in the Heva system, with no sulphide content observed.

News Release December 12, 2012	P a g e | 2
New Discovery at Aurizon’s Heva West Area Returns 1.7 Grams of Gold per Tonne Over 96.5 Metres

Hole JA-12-1113, located 150 metres west of hole JA-12-1112, approximately on the same northing coordinate (see sketch attached), intersected a similar gold bearing structure. The best intersection returned grades of 7.6 grams of gold per tonne over 9.0 metres along the hole including 20.2 grams of gold per tonne over 3.1 metres along the hole.

An improved understanding of the exact orientation and geometry of this mineralized system is required, and different models are currently being evaluated. The mineralized intersection thickness should not be considered as “true width” at this stage, as additional drilling is required.

Heva and Heva East

The Heva area is located at the contact of the Cadillac Fault along a strike length of 950 metres. New results are concentrated inside the eastern side of the area, along a strike length of 400 metres, between sections 5400 and 5800.

Using a minimum cut-off parameter of 0.5 grams of gold per tonne over 5 metres between surface and a vertical depth of 200 metres, nine (9) holes returned between one and five mineralized intersections.

Using a cut-off grade of 3.0 grams of gold per tonne over a minimum true thickness of 3 metres, six (6) holes returned one to two positive intervals down to a maximum depth of 425 metres.

The following table includes the best results received to date from the Heva and Heva East areas (see sketch attached for location): A complete list of the drill results is also attached to this news release as Appendix A.

Zone/area	Hole	Section	From	To	True width	Grade
		(metres)	(metres)	(metres)	(metres)	(g/t Au)
Heva	JA-12-1065	5443	410.0	413.4	3.0	8.9
	JA-12-1070	5624	267.0	271.5	3.9	13.8
				including	1.3	35.8
	JA-12-1086	5625	182.4	199.0	11.9	2.4
	JA-12-1088	5675	92.0	125	26.7	1.5
				including	3.0	5.0
	JA-12-1090	5723	96.0	124.5	27.2	2.7
				including	5.7	6.4
	JA-12-1106	5723	91.0	111.0	13.5	2.6
				including	3.8	4.7
Heva East	JA-12-1092	6150	262.5	267.0	3.9	6.9

Mineralization is included inside a thick (10 to 60 metre-wide) strongly silicified and veined envelope with tourmaline, scheelite and a minor amount of pyrrhotite. Gold is found as free particles.

The new results from the eastern side of the deposit show for the first time, the expansion possibilities below 350 metres with results exceeding the minimum underground cut off parameters. At this depth, the mineralization footwall corresponds to a thick amphibolitized conglomerate unit.

Three hundred and fifty (350) metres eastward, following the Cadillac Break, two holes, spaced 100 metres apart, have intersected significant mineralization at a vertical depth of 225 meters, confirming the continuity of the Heva East Zone. The best result came from hole JA-12-1092, with an average of 6.9 grams of gold per tonne over 3.9 metres.

News Release December 12, 2012	P a g e | 3
New Discovery at Aurizon’s Heva West Area Returns 1.7 Grams of Gold per Tonne Over 96.5 Metres

Hosco West

Of the five holes drilled to intersect the mineralization below 200 metres, three (3) holes returned intervals showing grades of between 4.0 and 8.5 grams of gold per tonne over a true width of between 3.0 and 11.0 metres. Mineralized intervals are located between 325 and 425 vertical meters and are still open in all directions.

The following table shows the best results from the Hosco West Extension area (see sketch attached for location): A complete list of the drill results is also attached to this news release at Appendix A.
Zone/area	Hole	Section	From	To	True width	Grade
		(metres)	(metres)	(metres)	(metres)	(g/t Au)
Hosco West Extension	JA-12-1060	6753	444.0	456.0	11.4	4.0
	JA-12-1079	7050	375.9	379.5	3.0	8.4
			481.2	484.5	3.0	7.6
	JA-12-1080	6950	433.5	441.0	6.6	5.0

At Hosco West, gold is located in several strongly altered lenses with an assemblage of quartz-albite-biotite, including finely disseminated arsenopyrite, pyrrhotite and accessory quartz veins. These locally stacked lenses are located inside a 25 to 80 metre-wide gold bearing structure immediately south of the Cadillac Fault.

“The new results obtained during the recently completed drill program have extended the limits of the Heva and Hosco deposits laterally and down dip, creating the potential to define a mining operation on this part of the property.” said Martin Demers, General Manager of Exploration.

Outlook

The objective of the 2012 exploration program was to identify sufficient non-refractory gold mineralization that could lead to a staged development of the Hosco mineral reserves and improve the overall economics of the feasibility study competed in June 2012. Following the receipt of the remaining assay results from the 53,000 metre drill program completed in September 2012, a mineral resource estimate will commence using a dual approach to evaluate the potential of an underground or an open pit operation, and should be completed in the first half of 2013. Metallurgical test work will be initiated for different mineralized zones.

Quality Control and Qualified Persons

Core assays are performed on core sawed in half, with a standard ALS Chemex preparation and fire assay on 30-gram preparations followed by atomic absorption finish. All assays above 10 grams of gold per tonne are replicated on the same pulp preparation using a gravity finish. Certified reference material, duplicates and blanks are inserted in the sample sequence for quality control and controlled at the core’s reception. Assay checking on pulp and coarse rejects are carried out on approximately 15% of samples. For additional information on Quality Assurance and Quality control, please refer to the current technical report on the property titled, “NI 43-101 Technical Report - Feasibility Study of the Hosco Deposit - Joanna Gold Project for Aurizon Mines Ltd. June 5, 2012”, filed on Sedar at www.sedar.com. Primary assaying is performed by ALS Chemex and check assays were carried out by Laboratoire d’Analyse Bourlamaque of Val d’Or.

Drill hole planning, implementation and the quality control program is supervised by Martin Demers P.Geo., General Manager of Exploration, a qualified person as defined by National Instrument 43-101. Mr. Demers is also responsible for the scientific and technical information in this news release.

News Release December 12, 2012	P a g e | 4
New Discovery at Aurizon’s Heva West Area Returns 1.7 Grams of Gold per Tonne Over 96.5 Metres

Additional Information

One sketch is attached showing the Heva area. Detailed results from the additional holes are reported in the tables attached. All other information previously released on the property is available on the Aurizon website at www.aurizon.com.

About Aurizon

Aurizon is a gold producer with a growth strategy focused on developing its existing projects in the Abitibi region of north-western Quebec, one of the world’s most favourable mining jurisdictions and prolific gold and base metal regions, and by increasing its asset base through accretive transactions. Aurizon shares trade on the Toronto Stock Exchange under the symbol “ARZ” and on the NYSE MKT under the symbol “AZK”. Additional information on Aurizon and its properties is available on Aurizon’s website at www.aurizon.com.

FOR MORE INFORMATION CONTACT:
Aurizon Mines Ltd.
George Paspalas, President & CEO  604-687-6600
Martin Bergeron Vice President Operations  819-874-4511
Investor Relations: jennifer.north@aurizon.com
Telephone: 604-687-6600  Fax: 604-687-3932
Toll Free: 1-800-411-GOLD (4653)
Email: info@aurizon.com  Website: www.aurizon.com

News Release December 12, 2012	P a g e | 5
New Discovery at Aurizon’s Heva West Area Returns 1.7 Grams of Gold per Tonne Over 96.5 Metres

FORWARD LOOKING STATEMENTS AND INFORMATION

This news release contains “forward-looking statements” and “forward-looking information” within the meaning of applicable securities regulations in Canada and the United States (collectively, “forward-looking information”). The forward-looking information contained in this news release is based on information available to the Company as of the date of this news release. Except as required under applicable securities legislation, the Company does not intend, and does not assume any obligation, to update this forward-looking information. Forward-looking information includes, but is not limited to, statements with respect to the Company’s expectations and estimates as to timing of a mineral resource estimate, anticipated effect of the completed drill results on the Heva and Hosco areas, the interpretation of those results, and timing and expectations of future work programs, outcomes of exploration programs and activities, the expansion possibilities of the Heva and Hosco mineral resources, the possibility for a staged development of the Heva and Hosco areas. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects, “is expected”, “budget”, “scheduled”, “estimates”, forecasts”, “intends”, “anticipates”, or “believes”, or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might”, or “will” be taken, occur or be achieved.

The forward-looking information contained in this news release is based on certain assumptions that the Company believes are reasonable, including, with respect to mineral resource estimates, the key assumptions and parameters on which such estimates are based, as set out in this news release and the technical report for the property, that the current price of and demand for gold will be sustained or will improve, the supply of gold will remaining stable, that the general business and economic conditions will not change in a material adverse manner, that financing will be available if and when needed on reasonable terms and that the Company will not experience any material accident, labour dispute, or failure of plant and equipment.

However, forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors include, among others, the risk that any of the assumptions on which the forward looking information is based prove to be incorrect or invalid, the risk of unexpected variations in mineral resources and reserves, grade or recovery rates, of failure of plant, equipment or processes to operate as anticipated, of accidents, labour disputes, of unanticipated delays in obtaining governmental approvals or financing or in the completion of development or construction activities, risk that estimated costs, including costs of labour, equipment and materials, including power, are not as anticipated, of an undiscovered defect in title or other adverse claim, that results of exploration activities will be different than anticipated, that the future price of gold will decline, that the Canadian dollar will strengthen against the U.S. dollar, that mineral resources and reserves are not as estimated, that actual costs of restoration activities are greater than expected and that changes in project parameters as plans continue to be refined result in increased costs. There are a number of other risks and uncertainties associated with exploration, development and mining activities that may affect the reliability of the forward looking information herein, including those described in Aurizon’s AIF and in Aurizon’s Annual Report on Form 40-F (“40-F”) filed with the United States Securities and Exchange Commission. The AIF and 40-F are available respectively on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/. There may be factors in addition to those described herein or in the AIF or 40F that cause actions, events or results not to be as anticipated, estimated or intended. Readers are cautioned not to place undue reliance on forward-looking information due to the inherent uncertainty thereof.

CAUTIONARY NOTE TO US READERS

As a Canadian reporting issuer, the Company is subject to rules, policies and regulations issued by Canadian regulatory authorities and is required to provide detailed information regarding its properties including mineralization, drilling, sampling and analysis, security of samples and mineral resource and mineral reserve estimates. In addition, as a Canadian reporting issuer, the Company is required to describe mineral resources associated with its properties utilizing Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) definitions of “indicated” or “inferred”, which categories of resources are recognized by Canadian regulations but are not recognized by the United States Securities and Exchange Commission (“SEC”).

The SEC allows mining companies, in their filings with the SEC to disclose only those mineral deposits they can economically and legally extract or produce. Accordingly, information contained in this Report regarding our mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations of the Commission thereunder.

In particular, this Report uses the term “indicated” resources. U.S. readers are cautioned that while that term is recognized and required by Canadian regulations, the SEC does not recognize it. U.S. investors are cautioned not to assume that any part or all of mineral deposits in this category will ever be converted into mineral reserves.

This Report also uses the term “inferred” resources. U.S readers are cautioned that while this term is recognized and required by Canadian regulations, the SEC does not recognize it. “Inferred resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. U.S. readers are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

News Release December 12, 2012	P a g e | 6
New Discovery at Aurizon’s Heva West Area Returns 1.7 Grams of Gold per Tonne Over 96.5 Metres

Appendix A

Heva West
From surface down to 100 metres : cut-off grade of 0.5 g/t over a minimum length of 5 metres
				Hole length	Grade
Hole	E (m)	From	To	(metres)	(g/t Au)
JA-12-1112	4795	19.5	116.0	96.5	1.7
		19.5	30.0	10.5	3.8
	incl.	19.5	25.0	5.5	6.2
		37.0	52.0	15.0	0.6
		71.0	96.0	25.0	2.3
	incl.	81.0	82.0	1.0	22.1
		101.5	116.0	14.5	3.7
	incl.	101.5	102.0	0.5	29.6
	incl.	115.0	116.0	1.0	25.3

JA-12-1113	4650	31.5	37.5	6.0	2.1
		60.0	69.0	9.0	7.6
	incl.	65.9	69.0	3.1	20.2
	incl.	66.0	67.0	1.0	29.2
	incl.	67.9	68.5	0.6	50.5
		138.0	143.2	5.2	1.1

Heva
From surface down to 200 metres : cut-off grade of 0.5 g/t over a minimum width of 5 metres
				Hole length	True width
Hole	E (m)	From	To	(metres)	(metres)	Grade (g/t Au)
JA-12-1070	5624	151.0	168.0	17.0	14.5	1.1
		180.0	205.0	25.0	21.5	0.9
JA-12-1086	5625	182.4	199.0	16.7	11.9	2.4
	incl.	182.4	189.5	7.2	5.1	3.1
JA-12-1088	5675	56.7	80.0	23.3	18.7	0.8
		92.0	125.0	33.0	26.7	1.5
	incl.	92.0	95.7	3.7	3.0	5.0
JA-12-1090	5723	73.5	90.0	16.5	15.7	0.9
		96.0	124.5	28.5	27.2	2.7
	incl.	99.0	116.0	17.0	16.2	3.8
	incl.	99.0	105.0	6.0	5.7	6.4
	incl.	104.0	105.0	1.0	1.0	12.7
JA-12-1106	5723	91.0	111.0	20.0	13.5	2.6
	incl.	91.0	96.7	5.7	3.8	4.7
	incl.	106.5	110.9	4.4	3.0	3.2
		117.0	131.7	14.7	10.0	1.6

News Release December 12, 2012	P a g e | 7
New Discovery at Aurizon’s Heva West Area Returns 1.7 Grams of Gold per Tonne Over 96.5 Metres

Below 200 metres : cut-off grade of 3 g/t over a minimum width of 3 metres
				Hole length	True width	Grade
Hole	E (m)	From	To	(metres)	(metres)	(g/t Au)
JA-12-1062	5350	NS
JA-12-1063	5350	NS
JA-12-1064	5443	NS
JA-12-1065	5443	376.5	379.9	3.4	3.0	3.2
	incl.	376.5	378.0	1.5	1.3	7.3
		410.0	413.4	3.4	3.0	8.9
	incl.	410.0	411.0	1.0	0.9	27.3
JA-12-1070	5624	267.0	271.5	4.5	3.9	13.8
	incl.	267.0	268.5	1.5	1.3	35.8
JA-12-1082	5250	NS
JA-12-1083	5542	453.9	457.0	3.1	3.0	4.3
NS*: No significant value

Heva East
From surface down to 200 metres : cut-off grade of 0.5 g/t over a minimum width of 5 metres
				Hole Length	True width
Hole	E (m)	From	To	(metres)	(metres)	Grade (g/t/Au)
JA-12-973	6303	165.0	174.0	9.0	7.8	1.5
	incl.	168.0	171.5	3.5	3.0	2.9
		238.5	249.0	10.5	9.2	0.9
JA-12-1071	5992	216.0	222.2	6.2	5.0	1.0
JA-12-1055	6252	84.0	96.0	12.0	11.0	0.8
		145.5	154.5	9.0	8.3	1.5
		168.5	174.0	5.5	5.0	1.1
		184.5	196.5	12.0	11.0	0.8
		202.5	207.9	5.4	5.0	0.9
JA-12-1073	6050	157.7	163.3	5.6	5.0	1.0
JA-12-1108	5800	NS
Below 200 metres : cut-off grade of 3 g/t over a minimum width of 3 metres
					True width	Grade
Hole	E (m)	From	To	Hole Length	(metres)	(g/t/Au)
JA-12-1053	6250	267.0	270.4	3.4	3.0	3.1
JA-12-1054	6250	267.8	271.5	3.7	3.0	2.9
	incl.	270.0	271.5	1.5	1.2	6.0
JA-12-1073	6054	NS
JA-12-1092	6150	252.0	273.0	21.0	18.4	2.2
	incl.	262.5	267.0	4.5	3.9	6.9
NS*: No significant value

News Release December 12, 2012	P a g e | 8
New Discovery at Aurizon’s Heva West Area Returns 1.7 Grams of Gold per Tonne Over 96.5 Metres

Hosco West Extension
Below 200 metres : cut-off grade of 3 g/t over a minimum width of 3 metres
				Hole Length	True width
Hole	E (m)	From	To	(metres)	(metres)	Grade (g/t/Au)
JA-12-1060	6753	444.0	456.0	12.0	11.4	4.0
JA-12-1076	6902	NS
JA-12-1078	7050	NS
JA-12-1079	7050	375.9	379.5	3.6	3.0	8.4
	incl.	378.0	379.5	1.5	1.4	14.1
		481.2	484.5	3.3	3.0	7.6
	incl.	483.0	484.5	1.5	1.4	12.6
JA-12-1080	6950	433.5	441.0	7.5	6.6	5.0
	incl.	439.5	441.0	1.5	1.3	9.1
NS*: No significant value

AURIZON MINES LTD.

HEVA AND HOSCO WEST EXTENSION AREAS (QUEBEC)

(December 12, 2012)

Plan View
Cadillac Break
Doyon 10Km
Heva West
Heva
Hosco
117
5345000N
354000E
359000E
364000E
Felsic Volcanics
Mafic to Ultramafic
Timiskaming Sediments
Pontiac Sediments
Conglomerate
Felsic Intrusive
Mafic Dykes
Property Boundary
Mineral Resources Projection
0
2km
Close-up Plan View (VDN Trend)
3.0/3.9
17.0/4.2
1.7/96.5
inc. 3.8/10.5
inc. 2.3/25.0
inc. 3.7/14.5
6.8/4.5
JA-12-1113
JA-12-1112
7.6/9.0
inc. 20.2/3.1
11.5/4.4
1400 N
1300 N
1200 N
New Hole Reported
Previous Hole Reported
Previous Hole Reported (Low Value)
Wacke
Wacke / Argilite
Conglomerate
Schiste (Cadillac Break)
Fault
Mineral Resources Projection
Projection from surface to -130m
0
50m
Composite Longitudinal Section
W
E
Heva Area
Hosco Area
Surface
5500E
6000E
6500E
7000E
1.5/26.7
inc. 5.0/3.0
2.7/27.2
inc. 6.4/5.7
2.4/11.9
2.6/13.5
inc. 4.7/3.8
3.1/3.0
13.8/3.9
inc. 35.8/1.3
6.9/3.9
5.0/6.6
8.4/3.0
4700m
3.2/3.0
4.3/3.0
8.9/3.0
4.0/11.4
7.6/3.0
Low As
High As
4400m
Heva
Heva East
Hosco West Extension
New hole reported
Proven & Probable Reserves
Measured & Indicated Resources
Inferred Resources
Inferred Resources Underground
Past Production
Existing Infrastructure
Pit Contour
0
200m
Mineralized Intercepts Drilled by Aurizon

Reference: News Release Issue No. 29-2012